Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q1 results on May 5, 2020

Company to hold virtual Annual and Special Meeting of Shareholders

Meeting materials are now available

Toronto, Ontario, April 2, 2020 – Kinross Gold Corporation (TSX:K; NYSE:KGC) plans to release its financial statements and operating results for the first quarter of 2020 on Tuesday, May 5, 2020, after market close. On Wednesday, May 6, 2020 at 7:45 a.m. ET Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – (877) 201-0168; Conference ID: 3084946

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 3084946

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 3084946

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 3084946

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Virtual Annual and Special Meeting of Shareholders

Kinross’ Annual and Special Meeting of Shareholders will be held on Wednesday, May 6, 2020 at 10:00 a.m. ET.

In response to the ongoing public health impact of COVID-19, the Company has elected to hold the meeting via a live audio webcast. Kinross believes this is a prudent approach that prioritizes the health and safety of its shareholders and employees, while still providing the same level of disclosure, transparency and participation as previous annual shareholder meetings.

The virtual meeting will be available online at: http://www.virtualshareholdermeeting.com/KGC2020

The link to the virtual meeting will also be accessible at www.kinross.com and will be archived for later use.

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual and Special Meeting of Shareholders and Management Information Circular.

The 2019 Annual Report, Management Information Circular, Annual Information Form (AIF) and Form 40-F have also been filed with SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Shareholders may also receive a copy of Kinross’ audited financial statements without charge upon request to Kinross Gold’s Investor Relations Department, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5 or to info@kinross.com.

Access Kinross’ 2019 Annual Report here:

https://www.kinross.com/news-and-investors/default.aspx?section=meeting

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com